# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velocity Financial, Inc., CIK 0001692376
CUSIP: 92262D101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2945 Townsgate Road,, Suite 110, Westlake Village, California (CA), 91361
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001193125-24-183111
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Management, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,637,764; sole dispositive power 12,637,764; aggregate amount beneficially owned 12,637,764 (35.4% of the class)
  Comment: The shares reported in rows 7, 9 and 11 for the Reporting Person represent the securities of the Issuer that are held by TOBI (see Item 2 of the Schedule 13D), comprised of (i) 10,963,806 shares of the Issuer's Common Stock, and (ii) 1,673,958 shares of Common Stock that TOBI has the right to acquire through the exercise of Warrants (the "Warrant Shares").
  The number of shares outstanding for purposes of the percentage calculation in row 13 assumes (i) 34,015,492 outstanding shares of the Issuer's Common Stock as of March 3, 2025 as reported by the Issuer to the Reporting Person, plus (ii) the Warrant Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Velocity Financial, Inc.
Address of issuer's principal executive offices: 2945 Townsgate Road,, Suite 110, Westlake Village, California (CA), 91361
Comment: The statement on Schedule 13D filed on April 14, 2020 (the "Original Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Velocity Financial, Inc. (the "Issuer"), a Delaware corporation, (as amended by Amendment No.1 to Schedule 13D filed on October 12, 2021 ("Amendment No.1"), by Amendment No. 2 to Schedule 13D filed on July 14, 2023 ("Amendment No. 2"), by Amendment No. 3 to Schedule 13D filed on July 22, 2024 ("Amendment No. 3) and by Amendment No. 4 filed on July 23, 2024 ("Amendment No. 4" and together with the Original Schedule 13D and Amendment No. 1, Amendment No 2 and Amendment No. 3, the "Schedule 13D")) is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented by adding the following:

On March 6, 2025, TOBI and the Issuer entered into agreements to extend the expiration date of the Warrants from April 7, 2025 to May 7, 2025. The Reporting Person intends to exercise the Warrants on or prior to the expiration date if they are in-the-money. The amendments were made to allow for additional time, if needed, to comply with the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, and the rules and regulations thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except to the extent reported in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented by adding the following:

Exhibit 99.9. Amended and Restated Schedule A

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Senior Vice President (03/10/2025)